Exhibit 99.1

INDEX TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CASTOR MARITIME INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
December 31, 2023 and March 31, 2024
(Expressed in U.S. Dollars – except for share data)

ASSETS		December 31,	March 31,
CURRENT ASSETS:	Note	2023	2024
Cash and cash equivalents		$111,383,645	$157,203,721
Restricted cash	8	2,327,502	2,830,759
Accounts receivable trade, net		2,914,899	1,749,307
Due from related parties	4	5,650,168	4,337,429
Inventories		977,639	997,527
Prepaid expenses and other assets		3,277,873	2,812,783
Investment in equity securities	9	77,089,100	90,634,259
Assets held for sale	4(e), 7(b)	38,656,048	39,068,012
Accrued charter revenue		—	872,557
Total current assets		242,276,874	300,506,354

NON-CURRENT ASSETS:
Vessels, net	7	229,536,996	189,713,003
Restricted cash	8	7,190,000	5,150,000
Due from related parties	4	4,504,340	3,599,018
Prepaid expenses and other assets		500,000	500,000
Deferred charges, net	5	3,231,461	2,524,666
Fair value of acquired time charters	6	265,173	—
Investment in related party	4(c)	117,537,135	117,541,024
Total non-current assets		362,765,105	319,027,711

Total assets		$605,041,979	$619,534,065

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	8	17,679,295	14,541,683
Debt related to assets held for sale, net	8	2,406,648	11,689,285
Liability associated with asset held for sale	7(b)	—	4,950,000
Accounts payable		2,833,167	1,767,403
Deferred revenue		1,548,892	1,452,951
Accrued liabilities		3,592,728	3,882,270
Due to related party	4(d)	541,666	548,610
Total current liabilities		28,602,396	38,832,202

NON-CURRENT LIABILITIES:
Long-term debt, net	8	65,709,842	48,272,320
Total non-current liabilities		65,709,842	48,272,320

Commitments and contingencies	12

MEZZANINE EQUITY:
5.00% Series D fixed rate cumulative perpetual convertible preferred shares: 50,000 shares issued and outstanding as of December 31, 2023, and March 31, 2024, respectively, aggregate liquidation preference of $50,000,000 as of December 31, 2023 and March 31, 2024, respectively		49,549,489	49,673,302
Total mezzanine equity	10	49,549,489	49,673,302

SHAREHOLDERS’ EQUITY:
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 9,662,354 issued and outstanding as of December 31, 2023 and March 31, 2024	10	9,662	9,662
Preferred shares, $0.001 par value: 50,000,000 shares authorized; Series B Preferred Shares – 12,000 shares issued and outstanding as of December 31, 2023, and March 31, 2024	10	12	12
Additional paid-in capital		266,447,819	266,447,819
Retained earnings		194,722,759	216,298,748
Total shareholders’ equity		461,180,252	482,756,241
Total liabilities, mezzanine equity and shareholders’ equity		$605,041,979	$619,534,065

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three months ended March 31, 2023 and 2024
(Expressed in U.S. Dollars – except for share data)

		Three Months Ended March 31,	Three Months Ended March 31,
	Note	2023	2024
REVENUES:
Time charter revenues	6, 14	24,468,970	20,390,247
Total vessel revenues		$24,468,970	$20,390,247

EXPENSES:
Voyage expenses (including $326,770, and $251,581 to related party for the three months ended March 31, 2023, and 2024, respectively)	4, 15	(1,277,085)	(1,064,734)
Vessel operating expenses	15	(11,267,683)	(8,123,197)
Management fees to related parties	4	(1,831,500)	(1,422,798)
Depreciation and amortization	5, 7	(5,812,463)	(3,855,832)
General and administrative expenses (including $750,000, and $799,500 to related party for the three months ended March 31, 2023, and 2024, respectively)	4, 16	(1,134,664)	(1,929,550)
Gain on sale of vessels (including $0, and $4,121,720 from related party for the three months ended March 31, 2023 and 2024, respectively)	7(b)	—	7,893,530
Total expenses		(21,323,395)	(8,502,581)

Operating income		3,145,575	11,887,666

OTHER INCOME/(EXPENSES):
Interest and finance costs	8, 17	(3,088,079)	(2,033,257)
Interest income		798,964	1,475,589
Foreign exchange losses		(61,578)	(52,007)
Dividend income on equity securities	9	313,716	834,900
Dividend income from related party	4	97,222	353,889
(Loss) / Gain on equity securities	9	(7,692,952)	9,928,255
Total other (expenses) / income, net		(9,632,707)	10,507,369

Net (loss) /income and comprehensive (loss)/income from continuing operations, before taxes		$(6,487,132)	$22,395,035
Income taxes		(22,906)	(63,289)
Net (loss)/income and comprehensive (loss)/income from continuing operations, net of taxes		$(6,510,038)	$22,331,746
Net income and comprehensive income from discontinued operations, net of taxes	3	17,339,332	—
Net income and comprehensive income		10,829,294	22,331,746
Dividend on Series D Preferred Shares		—	(631,944)
Deemed dividend on Series D Preferred Shares		—	(123,813)
Net income attributable to common shareholders		10,829,294	21,575,989

(Loss)/Earnings per common share, basic, continuing operations	13	(0.69)	2.23
(Loss)/Earnings per common share, diluted, continuing operations	13	(0.69)	1.09
Earnings per common share, basic, discontinued operations	13	1.83	—
Earnings per common share, diluted, discontinued operations	13	1.83	—
Earnings per common share, basic, total	13	1.14	2.23
Earnings per common share, diluted, total	13	1.14	1.09
Weighted average number of common shares, basic	13	9,460,976	9,662,354
Weighted average number of common shares, diluted	13	9,460,976	20,564,123

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND MEZZANINE EQUITY
For the three months ended March 31, 2023, and 2024
(Expressed in U.S. Dollars – except for share data)

	Number of shares issued								Mezzanine equity
	Common shares	Preferred A shares	Preferred B shares	Par Value of Shares issued	Additional Paid-in capital	Retained earnings	Total Shareholders’ Equity	# of Series D Preferred Shares	Mezzanine Equity
Balance, December 31, 2022	9,460,976	—	12,000	9,473	303,743,302	157,742,285	461,495,060	—	—
- Distribution of net assets of Toro Corp. to shareholders (Note 1)	—	—	—	—	(37,919,432)	—	(37,919,432)	—	—
- Net income and comprehensive income	—	—	—	—	—	10,829,294	10,829,294	—	—
Balance, March 31, 2023	9,460,976	—	12,000	9,473	265,823,870	168,571,579	434,404,922	—	—

Balance, December 31, 2023	9,662,354	—	12,000	9,674	266,447,819	194,722,759	461,180,252	50,000	49,549,489
- Dividend on Series D Preferred Shares	—	—	—	—	—	(631,944)	(631,944)	—	—
- Deemed dividend on Series D Preferred Shares	—	—	—	—	—	(123,813)	(123,813)	—	123,813
- Net income and comprehensive income	—	—	—	—	—	22,331,746	22,331,746	—	—
Balance, March 31, 2024	9,662,354	—	12,000	9,674	266,447,819	216,298,748	482,756,241	50,000	49,673,302

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31, 2023, and 2024 (Expressed in U.S. Dollars)

	Note	Three Months Ended March 31,	Three Months Ended March 31,
		2023	2024
Cash Flows provided by Operating Activities of Continuing Operations:
Net income		10,829,294	22,331,746
Less: Net income from discontinued operations, net of taxes		17,339,332	—
Net (loss)/income from continuing operations, net of taxes		$(6,510,038)	$22,331,746
Adjustments to reconcile net (loss)/income from Continuing operations to net cash provided by Operating Activities:
Depreciation and amortization	5, 7	5,812,463	3,855,832
Amortization of deferred finance charges	17	186,151	146,093
Amortization of fair value of acquired time charters	6	1,026,959	265,173
Gain on sale of vessels		—	(7,893,530)
Straight line amortization of hire		—	(872,557)
Unrealized loss / (gain) on equity securities		7,695,588	(9,787,434)
Realized gain on sale of equity securities		(2,636)	—
Changes in operating assets and liabilities:
Accounts receivable trade, net		(195,435)	1,165,592
Inventories		180,445	254,987
Due from/to related parties		(753,948)	2,214,172
Prepaid expenses and other assets		(124,161)	465,090
Other deferred charges		51,138	—
Accounts payable		(3,595,122)	(1,065,765)
Accrued liabilities		(1,382,673)	347,392
Deferred revenue		(782,933)	(95,940)
Dry-dock costs paid		(1,315,024)	—
Net Cash provided by Operating Activities from Continuing Operations		290,774	11,330,851

Cash flow (used in)/provided by Investing Activities of Continuing Operations:
Vessel acquisitions and other vessel improvements	7	(204,763)	(18,923)
Advance received for sale of vessel	7(b)	—	4,950,000
Net proceeds from sale of vessels		—	43,842,720
Purchase of equity securities		(31,742,081)	(3,757,725)
Proceeds from sale of equity securities		258,999	—
Net cash (used in) / provided by Investing Activities from Continuing Operations		(31,687,845)	45,016,072

Cash flows used in Financing Activities of Continuing Operations:
Dividends paid on Series D Preferred Shares		—	(625,000)
Repayment of long-term debt	8	(8,444,500)	(11,438,590)
Payment of deferred financing costs		(25,178)	—
Proceeds received from Toro Corp. related to Spin-Off	4	2,570,503	—
Net cash used in Financing Activities from continuing operations		(5,899,175)	(12,063,590)

Cash flows of discontinued operations:
Net cash provided by Operating Activities from discontinued operations		20,409,041	—
Net cash used in Investing Activities from discontinued operations		(153,861)	—
Net cash used in Financing Activities from discontinued operations		(62,734,774)	—
Net cash used in discontinued operations		(42,479,594)	—

Net (decrease)/increase in cash, cash equivalents, and restricted cash		(79,775,840)	44,283,333
Cash, cash equivalents and restricted cash at the beginning of the period		152,307,420	120,901,147
Cash, cash equivalents and restricted cash at the end of the period		$72,531,580	165,184,480

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$63,091,223	$157,203,721
Restricted cash, current		1,935,357	2,830,759
Restricted cash, non-current		7,505,000	5,150,000
Cash, cash equivalents, and restricted cash		$72,531,580	$165,184,480

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information:

Castor Maritime Inc. (“Castor”) was incorporated in September 2017 under the laws of the Republic of the Marshall Islands. The accompanying unaudited interim condensed consolidated financial statements include the accounts of Castor and its wholly owned subsidiaries (collectively, the “Company”). The Company is engaged in the worldwide transportation of ocean-going cargoes through its vessel-owning subsidiaries. On December 21, 2018, Castor’s common shares, par value $0.001 (the “common shares”) began trading on the Euronext NOTC, under the symbol “CASTOR” and, on February 11, 2019, they began trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “CTRM”. As of March 31, 2024, Castor was controlled by Thalassa Investment Co. S.A. (“Thalassa”) by virtue of its ownership of 100% of the Series B preferred shares of Castor and, as a result, Thalassa controlled the outcome of matters on which shareholders are entitled to vote. Thalassa is controlled by Petros Panagiotidis, the Company’s Chairman, Chief Executive Officer and Chief Financial Officer.

On March 27, 2024, the Company effected a 1-for-10 reverse stock split on its issued and outstanding common shares (Note 10). All share and per share amounts disclosed in the accompanying unaudited interim condensed consolidated financial statements give effect to this reverse stock split retroactively for the periods presented.

On March 7, 2023 (the “Distribution Date”), the Company contributed the subsidiaries constituting the Company’s Aframax/LR2 and Handysize tanker segments and Elektra (as defined below) to the Company’s wholly owned subsidiary, Toro Corp. (“Toro”), in exchange for (i) the issuance by Toro to Castor of all 9,461,009 of Toro’s issued and outstanding common shares, and 140,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares of Toro (the “Series A Preferred Shares”), having a stated amount of $1,000 and a par value of $0.001 per share and (ii) the issuance of 40,000 Series B preferred shares of Toro, par value $0.001 per share, to Pelagos Holdings Corp, a company controlled by the Company’s Chairman, Chief Executive Officer and Chief Financial Officer. On the same day, the Company distributed all of Toro’s common shares outstanding to its holders of common shares of record at the close of business on February 22, 2023 at a ratio of one Toro common share for every ten Company common shares (such transactions collectively, the “Spin-Off”). The Spin-Off was concluded on March 7, 2023. Results of operations and cash flows of the Aframax/LR2 and Handysize tanker segments and assets and liabilities that were part of the Spin-Off are reported as discontinued operations for the three-month period ended March 31, 2023 (Note 3). Toro’s shares commenced trading on the same date on the Nasdaq Capital Market under the symbol “TORO”. As part of the Spin-Off, Toro entered into various agreements effecting the separation of Toro’s business from the Company, including a Contribution and Spin-Off Distribution Agreement, pursuant to which, among other things, (i) the Company agreed to indemnify Toro and its vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries the Company retained after the Distribution Date and Toro agreed to indemnify the Company for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or its vessel-owning subsidiaries, and (ii) Toro replaced the Company as guarantor under an $18.0 million term loan facility entered into by Alpha Bank S.A. and two of the Company’s former tanker-owning subsidiaries on April 27, 2021. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between the Company and Toro and provides the Company with certain registration rights relating to Toro’s common shares, if any, issued upon conversion of the Toro Series A Preferred Shares issued to the Company in connection with the Spin-Off.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

With effect from July 1, 2022, Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), a related party controlled by the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, manages the Company’s business overall. Prior to this date, Castor Ships provided only commercial ship management and administrative services to the Company (see also Note 4).

Pavimar S.A. (“Pavimar”), a related party controlled by Ismini Panagiotidis, the sister of the Company’s Chairman, Chief Executive Officer, Chief Financial Officer and controlling shareholder, Petros Panagiotidis, provided technical, crew and operational management services to the Company through the first half of 2022. With effect from July 1, 2022, Pavimar co-manages with Castor Ships the technical management of the Company’s dry bulk vessels.

As of March 31, 2024, the Company owned a diversified fleet of 14 vessels, with a combined carrying capacity of 1.0 million dwt, consisting of five Kamsarmax and seven Panamax dry bulk vessels, as well as two 2,700 TEU containerships. Details of the Company’s wholly owned subsidiaries as of March 31, 2024, are listed below.

(a) Consolidated vessel owning subsidiaries:

	Company	Country of incorporation	Vessel Name	DWT	Year Built	Delivery date to Castor
1	Spetses Shipping Co. (“Spetses”)	Marshall Islands	M/V Magic P	76,453	2004	February 2017
2	Pocahontas Shipping Co. (“Pocahontas”)	Marshall Islands	M/V Magic Horizon	76,619	2010	October 2020
3	Super Mario Shipping Co. (“Super Mario”)	Marshall Islands	M/V Magic Venus	83,416	2010	March 2021
4	Liono Shipping Co. (“Liono”)	Marshall Islands	M/V Magic Thunder	83,375	2011	April 2021
5	Stewie Shipping Co. (“Stewie”)	Marshall Islands	M/V Magic Vela	75,003	2011	May 2021
6	Snoopy Shipping Co. (“Snoopy”)	Marshall Islands	M/V Magic Nebula	80,281	2010	May 2021
7	Mulan Shipping Co. (“Mulan”)	Marshall Islands	M/V Magic Starlight	81,048	2015	May 2021
8	Cinderella Shipping Co. (“Cinderella”)	Marshall Islands	M/V Magic Eclipse	74,940	2011	June 2021
9	Mickey Shipping Co. (“Mickey”)	Marshall Islands	M/V Magic Callisto	74,930	2012	January 2022
10	Songoku Shipping Co. (“Songoku”)	Marshall Islands	M/V Magic Pluto	74,940	2013	August 2021
11	Asterix Shipping Co. (“Asterix”)	Marshall Islands	M/V Magic Perseus	82,158	2013	August 2021
12	Johnny Bravo Shipping Co. (“Johnny Bravo”)	Marshall Islands	M/V Magic Mars	76,822	2014	September 2021
13	Jerry Shipping Co. (“Jerry S”)	Marshall Islands	M/V Ariana A	38,117	2005	November 2022
14	Tom Shipping Co. (“Tom S”)	Marshall Islands	M/V Gabriela A	38,121	2005	November 2022

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

(b)  Consolidated subsidiaries formed to acquire vessels:

	Company	Country of incorporation
1	Containco Shipping Inc.	Marshall Islands

(c) Consolidated non-vessel owning subsidiaries:

	Company	Country of incorporation
1	Castor Maritime SCR Corp. (“Castor SCR”)(1)	Marshall Islands
2	Bagheera Shipping Co. (“Bagheera”)(2)	Marshall Islands
3	Luffy Shipping Co. (“Luffy”)(3)	Marshall Islands
4	Kabamaru Shipping Co. (“Kabamaru”)(4)	Marshall Islands
5	Bistro Maritime Co. (“Bistro”) (5)	Marshall Islands
6	Garfield Shipping Co. (“Garfield”)(6)	Marshall Islands
7	Pikachu Shipping Co. (“Pikachu”) (7)	Marshall Islands
8	Jumaru Shipping Co. (“Jumaru”) (8)	Marshall Islands
9	Pumba Shipping Co. (“Pumba”) (9)	Marshall Islands

(1)	Incorporated under the laws of the Marshall Islands on September 16, 2021, this entity serves as the Company’s subsidiaries’ cash manager with effect from November 1, 2021.

(2)	Bagheera Shipping Co. no longer owns any vessel following the sale of the M/V Magic Rainbow on March 13, 2023, and delivery of such vessel to an unaffiliated third-party on April 18, 2023.

(3)	Luffy Shipping Co. no longer owns any vessel following the sale of the M/V Magic Twilight on June 2, 2023, and delivery of such vessel to an unaffiliated third-party on July 20, 2023.

(4)	Kabamaru Shipping Co. no longer owns any vessel following the sale of the M/V Magic Argo on September 22, 2023, and delivery of such vessel to an unaffiliated third-party on December 14, 2023.

(5)	Bistro Maritime Co. no longer owns any vessel following the sale of the M/V Magic Sun on October 6, 2023, and delivery of such vessel to an unaffiliated third-party on November 14, 2023.

(6)	Garfield Shipping Co. no longer owns any vessel following the sale of the M/V Magic Phoenix on October 16, 2023, and delivery of such vessel to an unaffiliated third-party on November 27, 2023.

(7)
Pikachu Shipping Co. no longer owns any vessel following the sale of the M/V Magic Moon on November 10, 2023, and delivery of such vessel to an unaffiliated third-party on January 16, 2024 (see also Note 7).

(8)
Jumaru Shipping Co. no longer owns any vessel following the sale of the M/V Magic Nova on January 19, 2024, and delivery of such vessel to an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer on March 11, 2024 (see also Note 7).

(9)
Pumba Shipping Co. no longer owns any vessel following the sale of the M/V Magic Orion on December 7, 2023, and delivery of such vessel to an unaffiliated third-party on March 22, 2024 (see also Note 7).

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

(d) Entities comprising the discontinued operations as part of the Spin-Off:

	Company	Country of incorporation	Vessel Name	DWT	Year Built	Delivery date to Castor
1	Toro Corp. (10)	Marshall Islands	—	—	—	—
2	Toro RBX Corp. (“Toro RBX”) (11)	Marshall Islands	—	—	—	—
3	Rocket Shipping Co. (“Rocket”)	Marshall Islands	M/T Wonder Polaris	115,351	2005	March 2021
4	Gamora Shipping Co. (“Gamora”)	Marshall Islands	M/T Wonder Sirius	115,341	2005	March 2021
5	Starlord Shipping Co. (“Starlord”)	Marshall Islands	M/T Wonder Vega	106,062	2005	May 2021
6	Hawkeye Shipping Co. (“Hawkeye”)	Marshall Islands	M/T Wonder Avior	106,162	2004	May 2021
7	Vision Shipping Co. (“Vision”)	Marshall Islands	M/T Wonder Mimosa	36,718	2006	May 2021
8	Colossus Shipping Co. (“Colossus”)	Marshall Islands	M/T Wonder Musica	106,290	2004	June 2021
9	Xavier Shipping Co. (“Xavier”)	Marshall Islands	M/T Wonder Formosa	36,660	2006	June 2021
10	Drax Shipping Co. (“Drax”)	Marshall Islands	M/T Wonder Bellatrix	115,341	2006	December 2021
11	Elektra Shipping Co. (“Elektra”) (12)	Marshall Islands	—	—	—	—

(10)
Incorporated on July 29, 2022. At the Distribution Date, Toro served as the holding company to which the equity interests of the Aframax/LR2 and Handysize tanker owning subsidiaries and Elektra were contributed.

(11)	Incorporated under the laws of the Marshall Islands on October 3, 2022, to serve, with effect from the Distribution Date, as the cash manager of Toro and its subsidiaries.

(12)	Elektra no longer owns any vessel following the sale of the M/T Wonder Arcturus on May 9, 2022, and delivery of such vessel to an unaffiliated third-party on July 15, 2022.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. They do not include all the information and notes required by U.S. GAAP for complete financial statements. Accordingly, these statements and the accompanying notes should be read in conjunction with the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on February 29, 2024 (the “2023 Annual Report”).

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2024, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2024.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in the consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report. There have been no material changes to these policies in the three-month period ended March 31, 2024.

3.	Discontinued operations:

The Company’s discontinued operations relate to the operations of Toro, Elektra and the subsidiaries formerly comprising the Company’s Aframax/LR2 and Handysize tanker segments following completion of the Spin-Off on March 7, 2023. The Company has no continuing involvement in the Aframax/LR2 and Handysize tanker business as of and from March 7, 2023 (Note 1).

The components of the income from discontinued operations for the period January 1, 2023 through March 7, 2023 in the consolidated statements of comprehensive income consisted of the following:

January 1 through March 7,
2023
REVENUES:
Time charter revenues	914,000
Voyage charter revenues	7,930
Pool revenues	22,447,344
Total vessel revenues	23,369,274

EXPENSES:
Voyage expenses (including $294,831 to related party for the period January 1, 2023 through March 7, 2023)	(374,396)
Vessel operating expenses	(3,769,132)
Management fees to related parties	(507,000)
Depreciation and amortization	(1,493,759)
Recovery of provision for doubtful accounts	266,732
Total expenses	(5,877,555)

Operating income	17,491,719

OTHER INCOME:
Interest and finance costs	(220,061)
Interest income	253,165
Foreign exchange losses	(11,554)
Total other income, net	21,550

Net income and comprehensive income from discontinued operations, before taxes	$17,513,269
Income taxes	(173,937)
Net income and comprehensive income from discontinued operations, net of taxes	$17,339,332

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties:

During the three-month periods ended March 31, 2023, and 2024, the Company incurred the following charges in connection with related party transactions, which are included in the accompanying unaudited interim condensed consolidated statements of comprehensive income:

	Three months ended March 31,	Three months ended March 31,
	2023	2024
Management fees-related parties
Management fees – Castor Ships (a)	$643,500	$666,198
Management fees – Pavimar (b)	1,188,000	756,600

Included in Voyage expenses
Charter hire commissions – Castor Ships (a)	$326,770	$251,581

Included in General and administrative expenses
Administration fees – Castor Ships (a)	$750,000	$799,500

Included in Gain on sale of vessel
Sale & purchase commission – Castor Ships (a)	$—	$453,000

As of December 31, 2023, and March 31, 2024, balances with related parties consisted of the following:

	December 31, 2023	March 31, 2024
Assets:
Due from Castor Ships (a) – current	$2,283,209	$1,560,109
Due from Castor Ships (a) – non-current	4,504,340	3,599,018
Due from Pavimar (b) – current	3,366,959	2,777,320
Investment in Toro (c) – non-current	117,537,135	117,541,024

Liabilities:
Due to Toro (d) – current	541,666	548,610

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties (continued):

(a)   Castor Ships:

Castor Ships has acted as the Company’s commercial ship manager since September 1, 2020. Details of the Company’s transactions with Castor Ships are discussed in Note 4(a) to the consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report.

As of March 31, 2024, in accordance with the provisions of the Amended Castor Ship Management Agreements (as defined in the 2023 Annual Report), Castor Ships (i) had subcontracted to a third-party ship management company the technical management of the Company’s containerships and (ii) was co-managing with Pavimar the Company’s dry bulk vessels. Castor Ships pays, at its own expense, the containership technical management company a fee for the services it has subcontracted to it, without any additional cost to the Company.

During the three months ended March 31, 2023 and 2024, the Company incurred sale and purchase commissions amounting to $0, and $453,000 respectively, due to the sale of two Panamax vessels and one Capesize vessel, which are included in ‘Gain on sale of vessels’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

The Amended Castor Ship Management Agreements also provide for an advance funding equal to two months of vessel daily operating costs to be placed with Castor Ships as a working capital guarantee, refundable in case a vessel is no longer under Castor Ship’s management. As of December 31, 2023, such advances amounted to $4,504,340 and $1,740,931, and are presented in ‘Due from related parties, non-current’ and ‘Due from related parties, current’, in the accompanying consolidated balance sheet, respectively. The amount of $1,740,931 relates to the M/V Magic Venus, M/V Magic Orion, M/V Magic Moon which have been classified as held for sale (Note 7(b)), and the M/V Magic Sun, M/V Magic Phoenix and M/V Magic Argo, that were sold on November 14, 2023, November 27, 2023 and December 14, 2023, respectively. As of March 31, 2024, such advances amounted to $3,599,018 and $1,718,665, and are presented in ‘Due from related parties, non-current’ and ‘Due from related parties, current’, respectively, in the accompanying unaudited condensed consolidated balance sheet. The amount of $1,718,665 relates to the M/V Magic Venus, M/V Magic Horizon and M/V Magic Nebula which have been classified as held for sale (Note 7(b)), and the M/V Magic Moon, M/V Magic Nova and M/V Magic Orion, that were sold on January 16, 2024, March 11, 2024 and March 22, 2024, respectively. In connection with the subcontracting services rendered by the third-party ship-management companies, as of December 31, 2023, and March 31, 2024, $605,688 and $61,954 were due from and due to Castor Ships, respectively, which are presented in ‘Due from related parties, current’ in the accompanying unaudited condensed consolidated balance sheets.

As of December 31, 2023 and March 31, 2024, net amounts of $43,689 and $178,881 were due from Castor Ships in relation to advances for operating expenses/drydock payments made by the Company to Castor Ships.

Further, as of December 31, 2023, and March 31, 2024, amounts of $107,099 and $275,483, respectively, were due to Castor Ships in connection with the services covered by the Amended Castor Ships Management Agreements. As a result, as of December 31, 2023 and March 31, 2024, net amounts of $2,283,209 and $1,560,109 were due from Castor Ships which are presented in ‘Due from related parties, current’, in the accompanying unaudited condensed consolidated balance sheets.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties (continued):

(b)   Pavimar:

With effect from July 1, 2022, pursuant to the terms of the Amended and Restated Master Management Agreement, Pavimar provides, as co-manager with Castor Ships, the dry-bulk vessel owning subsidiaries with a range of technical, crewing, insurance and operational services it provided prior to the Company’s entry into the Amended and Restated Management Agreement, in exchange for a daily management fee of $600 per vessel. Pavimar also performed the technical management of containerships as sub-manager for Castor Ships from their date of acquisition up to January 2023.

Pavimar had subcontracted the technical management of three of the Company’s dry bulk vessels to third-party ship-management companies as of December 31, 2023 and March 31, 2024. These third-party management companies provided technical management services to the respective vessels for a fixed annual fee which is paid by Pavimar at its own expense. In connection with the subcontracting services rendered by the third-party ship-management companies, the Company had, as of December 31, 2023, and March 31, 2024, aggregate working capital guarantee deposits due from Pavimar of $258,252 in both periods, which are presented in ‘Due from related parties, current’ in the accompanying unaudited condensed consolidated balance sheet. In addition, Pavimar and its subcontractor third-party managers make payments for operating expenses with funds paid from the Company to Pavimar. As of December 31, 2023, and March 31, 2024, net amounts of $3,302,157 and $2,538,518 were due from Pavimar, respectively, in relation to advance payments to Pavimar on behalf of the Company. Further, as of December 31, 2023, and March 31, 2024, amounts of $193,450 and $19,450 were due to Pavimar in connection with additional services covered by the technical management agreements. As a result, as of December 31, 2023, and March 31, 2024, net amounts of $3,366,959 and $2,777,320 were due from Pavimar, respectively, which are presented in ‘Due from related parties, current’, respectively, in the accompanying unaudited condensed consolidated balance sheets.

(c)    Investment in related party:

As discussed in Note 1, as part of the Spin-Off Castor received 140,000 Series A Preferred Shares, having a stated amount of $1,000 and a par value of $0.001 per share. The Company is the holder of all of the issued and outstanding Series A Preferred Shares (Note 1). The Series A Preferred Shares do not have voting rights. The Series A Preferred Shares are convertible into common shares at the Company’s option commencing upon the third anniversary of the issue date until but excluding the seventh anniversary, at a conversion price equal to the lesser of (i) 150% of the VWAP of Toro common shares over the five consecutive trading day period commencing on the Distribution Date, and (ii) the VWAP of Toro common shares over the 10 consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion; provided, that, in no event shall the conversion price be less than $2.50.

As of December 31, 2023 and March 31, 2024, the aggregate value of investments in Toro amounted to $117,537,135 and $117,541,024, including $315,000 and $318,889 of accrued dividends, respectively and are separately presented as ‘Investment in related party’ in the accompanying unaudited condensed consolidated balance sheets. As of March 31, 2024, the Company did not identify any impairment or any observable prices for identical or similar investments of the same issuer.

Furthermore, Castor is entitled to receive cumulative cash dividends, at the annual rate of 1.00% on the stated amount of $1,000 per share, of the 140,000 Series A Preferred Shares, receivable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to Toro’s Board of Directors approval. However, for each quarterly dividend period commencing on or after the reset date (the seventh anniversary of the issue date of the Series A Preferred Shares), the dividend rate will be the dividend rate in effect for the prior quarterly dividend period multiplied by a factor of 1.3; provided that the dividend rate will not exceed 20% per annum in respect of any quarterly dividend period. During the three month periods ended March 31, 2023 and 2024, dividend income derived from the Company’s investment in Toro amounted to $97,222 and $353,889, respectively, and is presented in ‘Dividend income from related party’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties (continued):

During the three months ended March 31, 2024, the Company received dividend of $350,000 from its investment in Toro.

Following the successful completion of the Spin-Off, as of March 31, 2023, Toro reimbursed Castor $2,570,503 for expenses related to the Spin-Off that have been incurred by Castor.

(d)   Issuance of Series D Preferred shares to Toro:

On August 7, 2023, the Company issued 50,000 5.00% Series D fixed rate cumulative perpetual convertible preferred shares (the “Series D Preferred Shares”) to Toro in exchange for $50,000,000 in cash, as referenced in Note 10. The amounts of accrued dividend on the Series D Preferred Shares due to Toro as of December 31, 2023, and as of March 31, 2024 were $541,666 and $548,610 respectively, and are presented in ‘Due to related party, current’ in the accompanying unaudited condensed consolidated balance sheets.

(e)    Vessel Disposals:

On December 21, 2023, the Company entered into an agreement with an entity affiliated with a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Venus, for a gross sale price of $17.5 million. The vessel was delivered to its new owner on May 10, 2024.

On January 19, 2024, the Company entered into an agreement with an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Nova for a gross sale price of $16.1 million. The vessel was delivered to its new owners on March 11, 2024.

On January 19, 2024, the Company entered into an agreement with an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Horizon for a gross sale price of $15.8 million. The vessel is expected to be delivered to its new owners during the second quarter of 2024.

On February 15, 2024, the Company entered into an agreement with an entity affiliated with a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Nebula for a gross sale price of $16.2 million. The vessel was delivered to its new owners on April 18, 2024.

As of March 31, 2024, the carrying value of the vessels M/V Magic Venus, M/V Magic Nebula and M/V Magic Horizon is classified as “Assets held for sale”, in the accompanying unaudited condensed consolidated balance sheets (refer to Note 7(b)).

The terms of the sales of the M/V Magic Nova, M/V Magic Horizon and M/V Magic Nebula were each negotiated and approved by a special committee of the Company’s disinterested and independent directors.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
5.	Deferred Charges, net:

The movement in deferred dry-docking costs, net in the accompanying consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2023	$3,231,461
Adjustment to additions	(57,850)
Amortization	(405,784)
Transfer to Assets held for sale (Note 7(b))	(243,161)
Balance March 31, 2024	$2,524,666

6.	Fair Value of Acquired Time Charters:

In connection with the acquisitions in October 2022 of the M/V Ariana A and the M/V Gabriela A with time charters attached, the Company recognized intangible assets of $897,436 and $2,019,608, respectively, representing the fair values of the favorable time charters attached to the vessels. The M/V Ariana A and M/V Gabriela A attached charters commenced upon the vessels’ deliveries, on November 23, 2022, and November 30, 2022, respectively. The M/V Ariana A attached charter was concluded within the first quarter of 2023 and the respective intangible asset was fully amortized during that period. The charter attached to the M/V Gabriela A was concluded within the first quarter of 2024 and the respective intangible asset was fully amortized during that period.

For the three months ended March 31, 2023 and 2024, the amortization of the acquired time charters related to the above acquisitions amounted to $1,026,959 and $265,173, respectively, and is included in ‘Time Charter Revenues’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

7.	Vessels, net/Assets held for sale:

(a) Vessels, net: The amounts in the accompanying unaudited condensed consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2023	262,066,353	(32,529,357)	229,536,996
— Acquisitions, improvements, and other vessel costs	18,923	—	18,923
— Transfer to Assets held for sale (b)	(28,904,269)	4,242,535	(24,661,734)
— Vessel disposals	(13,951,340)	2,220,206	(11,731,134)
— Period depreciation	—	(3,450,048)	(3,450,048)
Balance March 31, 2024	219,229,667	(29,516,664)	189,713,003

(b) Disposal of vessels / Assets held for sale

On November 10, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Moon for a gross sale price of $11.8 million. The M/V Magic Moon was delivered to its new owners on January 16, 2024. In connection with this sale, the Company recognized during the first quarter of 2024 a net gain of $2.4 million which is separately presented in ‘Gain on sale of vessels’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Vessels, net/Assets held for sale (continued):

On December 7, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Orion for a gross sale price of $17.4 million. The M/V Magic Orion was delivered to its new owners on March 22, 2024. In connection with this sale, the Company recognized during the first quarter of 2024 a net gain of $1.4 million which is separately presented in ‘Gain on sale of vessels’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

On December 21, 2023, the Company entered into an agreement with an entity affiliated with a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Venus (Note 4), for a gross sale price of $17.5 million. The vessel was delivered to its new owner on May 10, 2024.

On January 19, 2024, the Company entered into an agreement with an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Nova for a gross sale price of $16.1 million. The vessel was delivered to its new owners on March 11, 2024. In connection with this sale, the Company recognized during the first quarter of 2024 a net gain of $4.1 million which is separately presented in ‘Gain on sale of vessels’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

On January 19, 2024, the Company entered into an agreement with an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, for the sale of the M/V Magic Horizon for a gross sale price of $15.8 million. The vessel is expected to be delivered to its new owner by the end of the second quarter of 2024.

On February 15, 2024, the Company entered into an agreement with an entity affiliated with a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, for the sale of the M/V Magic Nebula for a gross sale price of $16.2 million. The M/V Magic Nebula was delivered to its new owners on April 18, 2024.

The respective sales of the above vessels took place due to favorable offers in each case. The terms of each of the transactions on December 21, 2023, January 19, 2024 and February 15, 2024 were negotiated and approved by a special committee of the Company’s disinterested and independent directors.

Assets held for sale
Balance December 31, 2023	$38,656,048
Asset’s disposal	(24,564,213)
Transfer to Assets held for sale	24,976,177
Balance March 31, 2024	$39,068,012

As of December 31, 2023, the Company had classified the carrying value of the vessel M/V Magic Venus and such vessel’s inventory onboard as ‘Assets held for sale’ amounting to $14.1 million. As of March 31, 2024, the Company followed the provisions of ASC360 and, as all criteria required for its classification as such were met at the date the relevant agreements were entered into, classified the carrying value of the vessels (including M/V Magic Venus) amounting to $38,920,579 and such vessel’s inventory onboard, amounting to $147,433, as “Assets held for sale” measured at the lower of carrying value and fair value (sale price) less costs to sell. No impairment charges have been recorded as of March 31, 2024, in connection with the anticipated sale of the vessels since their carrying amounts as at the balance sheet date were lower than their fair value less cost to sell. The Company expects to recognize during the second quarter of 2024 a gain on the sale of the M/V Magic Venus of approximately $3.5 million, a gain on the sale of the M/V Magic Horizon of approximately $4.6 million, and a gain on the sale of the M/V Magic Nebula of approximately $2.5 million excluding any transaction related costs.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Vessels, net/Assets held for sale (continued):

As a result, as of December 31, 2023, and March 31, 2024, net amounts of $38,656,048 and $39,068,012, respectively, are presented in ‘Assets held for sale’, in the accompanying unaudited condensed consolidated balance sheets.

In connection with the sales of the M/V Magic Nebula, M/V Magic Venus and M/V Magic Horizon, the Company has received deposits from each of the vessels’ buyers amounting, in total, to $4.95 million, or 10% of the aggregate purchase price of the vessels. These deposits are separately presented in ‘Liability associated with asset held for sale’ in the accompanying unaudited condensed consolidated balance sheets.

As of March 31, 2024, 12 of the 14 vessels in the Company’s fleet, having an aggregate carrying value of $193.4 million, were first priority mortgaged as collateral to their loan facilities (Note 8).

Consistent with prior practices, the Company reviewed all its vessels for impairment, and none were found to be impaired at December 31, 2023 and March 31, 2024.

8.	Long-Term Debt:

The amount of long-term debt shown in the accompanying unaudited condensed consolidated balance sheet of March 31, 2024, is analyzed as follows:

		Year/Period Ended
Loan facilities	Borrowers	December 31, 2023	March 31, 2024
$11.0 Million Term Loan Facility (a)	Spetses- Pikachu	$4,600,000	$1,999,565
$15.29 Million Term Loan Facility (b)	Pocahontas- Jumaru	10,109,000	4,775,845
$40.75 Million Term Loan Facility	Liono-Snoopy-Cinderella	23,055,000	22,200,000
$55.00 Million Term Loan Facility	Mulan- Johnny Bravo-Songoku-Asterix-Stewie	32,040,000	30,290,000
$22.5 million Term Loan Facility	Tom-Jerry	16,800,000	15,900,000
Total long-term debt		$86,604,000	$75,165,410
Less: Deferred financing costs		(808,215)	(662,122)
Total long-term debt, net of deferred finance costs		$85,795,785	$74,503,288

Presented:
Current portion of long-term debt		$18,089,000	$14,823,565
Less: Current portion of deferred finance costs		(409,705)	(281,882)
Current portion of long-term debt, net of deferred finance costs		$17,679,295	$14,541,683

Debt related to assets held for sale		$2,415,000	$11,785,845
Less: Current portion of deferred finance costs		(8,352)	(96,560)
Debt related to assets held for sale, net of deferred finance costs		$2,406,648	$11,689,285

Non-Current portion of long-term debt		66,100,000	48,556,000
Less: Non-Current portion of deferred finance costs		(390,158)	(283,680)
Non-Current portion of long-term debt, net of deferred finance costs		$65,709,842	$48,272,320

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
8.	Long-Term Debt (continued):

Details of the Company’s senior secured credit facilities are discussed in Note 8 to the consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report, and are supplemented by the below new activities within the three-month period ended March 31, 2024.

a. $11.0 Million Term Loan Facility

On February 14, 2024, the Company entered into a first supplemental agreement with Alpha Bank S.A. (“Alpha Bank”), pursuant to which, with effect from April 3, 2023, SOFR replaced LIBOR as the reference rate under the Company’s $11.0 million term loan facility and the margin was increased by a percentage of 0.045%, which is the equivalent of the positive difference as of April 3, 2023 between USD LIBOR and SOFR for the first rollover period commencing April 3, 2023 selected upon application of SOFR methodology. Such percentage will apply over the tenor of the loan going forward regardless of future rollover periods.

On January 16, 2024, Alpha Bank entered into a deed of partial release, with respect to the M/V Magic Moon, releasing and discharging the underlying borrower and all securities created over the M/V Magic Moon in full after the settlement of the outstanding balance of $2.4 million pertaining to M/V Magic Moon’s tranche. The facility’s repayment schedule was adjusted accordingly.

b. $15.29 Million Term Loan Facility

On March 8, 2024, Hamburg Commercial Bank AG entered into a deed of partial release, with respect to the M/V Magic Nova, releasing and discharging the underlying borrower and all securities created over the M/V Magic Nova in full after the settlement of the outstanding balance of $4.9 million pertaining to M/V Magic Nova’s tranche. The facility’s repayment schedule was adjusted accordingly.

As of December 31, 2023 and March 31, 2024, the Company was in compliance with all financial covenants prescribed in its debt agreements.

Restricted cash as of December 31, 2023 and March 31, 2024, current and non-current, represent minimum liquidity deposits, retention deposits and cash balances in dry-dock reserve accounts required under certain of our loan facilities.

The annual principal payments for the Company’s outstanding debt arrangements (including the debt related to assets held for sale) as of March 31, 2024, required to be made after the balance sheet date, are as follows:

Twelve-month period ending March 31,	Amount
2025	$26,609,410
2026	11,184,000
2027	32,272,000
2028	5,100,000
Total long-term debt	$75,165,410

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
8.	Long-Term Debt (continued):

The weighted average interest rate on the Company’s long-term debt for the years ended March 31, 2023 and 2024 was 8.1%, and 8.7% respectively.

Total interest incurred on long-term debt for the three months ended March 31, 2023 and 2024, amounted to $2.7 million and $1.8 million respectively, and is included in Interest and finance costs (Note 17) in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

9.	Investment in equity securities

A summary of the movement in listed equity securities for the three month period ended March 31, 2024 is presented in the table below:

Equity securities
Balance December 31, 2023	$77,089,100
Equity securities acquired	3,757,725
Unrealized gain on equity securities revalued at fair value at end of the period	9,928,255
Unrealized foreign exchange loss	(140,821)
Balance March 31, 2024	$90,634,259

On June 30, 2023, the Company filed a Schedule 13G, reporting that it held 1,391,500 shares of common stock of Eagle Bulk Shipping Inc. (“Eagle”), representing 14.99% of the issued and outstanding shares of common stock of Eagle as of June 23, 2023. On December 11, 2023, Star Bulk Carriers Corp. (“Star Bulk”) and Eagle announced that they had entered into a definitive agreement to combine in an all-stock merger. On April 5, 2024 the merger terms were approved by the shareholders of Eagle and on April 9, 2024 the merger was completed. Under the terms of the merger agreement, each Eagle shareholder received 2.6211 shares of Star Bulk common stock for each share of Eagle common stock owned.

In the three-month periods ended March 31, 2023 and 2024, the Company received dividends of $313,716 and $834,900, respectively, from its investments in listed equity securities.

10.	Equity Capital Structure:

Reverse Stock Split

On March 27, 2024, the Company effected a 1-for-10 reverse stock split of its common stock without any change in the number of authorized common shares. All share and per share amounts, as well as the number of warrant shares eligible for purchase under the Company’s effective warrant schemes in the accompanying unaudited interim consolidated financial statements have been retroactively adjusted to reflect the reverse stock split. As a result of the reverse stock split, the number of outstanding shares as of March 27, 2024, was decreased to 9,662,354 while the par value of the Company’s common shares remained unchanged to $0.001 per share.

As of March 31, 2024 the Company’s outstanding, (i) Class A warrants issued on June 26, 2020 were exercisable in the aggregate into 623 of our common shares, par value $0.001 per share, at an exercise price of $25.30 per warrant share and (ii) Common Share Purchase Warrants issued on April 7, 2021 (the “April 7 Warrants”) were exercisable in the aggregate into 1,033,077 of our common shares, par value $0.001 per share, at an exercise price of $55.30 per warrant share.

For a further description of the terms and rights of the Company’s capital stock and details of its equity transactions prior to January 1, 2024, please refer to Note 10 to the consolidated financial statements for the year ended December 31, 2023 included in the Company’s 2023 Annual Report.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
10.	Equity Capital Structure (continued):

Under the Company’s Articles of Incorporation, as amended, the Company’s authorized capital stock consists of 2,000,000,000 shares, par value $0.001 per share, of which 1,950,000,000 shares are designated as common shares and 50,000,000 shares are designated as preferred shares.

Nasdaq Minimum Bid Price Requirement

On April 20, 2023, the Company received a notification from the Nasdaq Stock Market (“Nasdaq”) that it was not in compliance with the minimum $1.00 per share bid price requirement for continued listing (the “Minimum Bid Price Requirement”) on the Nasdaq Capital Market and was provided with 180 calendar days to regain compliance with the Minimum Bid Price Requirement. On October 18, 2023, the Company received a notification letter from Nasdaq granting the Company an additional 180-day extension, until April 15, 2024 to regain compliance with the Minimum Bid Price Requirement (the “Second Compliance Period”).

On March 27, 2024, the Company effected a 1-for-10 reverse stock split of its common stock without any change in the number of authorized common shares. All share and per share amounts, as well as the number of warrant shares eligible for purchase under the Company’s effective warrant schemes in the accompanying unaudited interim consolidated financial statements have been retroactively adjusted to reflect the reverse stock split. As a result of the reverse stock split, the number of outstanding shares as of March 27, 2024, was decreased to 9,662,354 while the par value of the Company’s common shares remained unchanged to $0.001 per share.

On April 11, 2024, the Company received a written confirmation from Nasdaq that it had regained compliance with the Minimum Bid Price Requirement. See Note 19(a).

Mezzanine equity:

5.00% SERIES D CUMULATIVE PERPETUAL CONVERTIBLE PREFERRED SHARES

On August 7, 2023, the Company agreed to issue 50,000 Series D Preferred Shares, having a stated value of $1,000 and par value of $0.001 per share, to Toro for aggregate consideration of $50.0 million in cash. Details of the Company’s Series D Preferred Shares are discussed in Note 10 to the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report.

The Series D Preferred Shares are convertible, in whole or in part, at the holder’s option to common shares of Castor from the first anniversary of their issue date at the lower of (i) $7.00 per common share, and (ii) the 5-day-value-weighted average price immediately preceding the conversion. The conversion price of the Series D Preferred Shares is subject to adjustment upon the occurrence of certain events, including the occurrence of splits and combinations (including a reverse stock split) of the common shares and was adjusted to $7.00 per common share on March 27, 2024 from $0.70 per common share following effectiveness of the 1-for-10 reverse stock split discussed herein. The minimum conversion price of the Series D Preferred Shares is $0.30 per common share.

The Company uses an effective interest rate of 6.12% over the expected life of the Series D Preferred Shares being nine years, which is the expected earliest redemption date. This is consistent with the interest method, taking into account the discount between the issuance price and liquidation preference and the stated dividends, including “step-up” amounts. The amount accreted in the three months ended March 31, 2024, was $123,813, and is presented as ‘Deemed dividend on Series D Preferred Shares’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
10.	Equity Capital Structure (continued):

As of March 31, 2024, the net value of Mezzanine Equity amounted to $49,673,302, including the amount of $123,813 of deemed dividend on the Series D Preferred Shares in the three months ended March 31, 2024, and is separately presented as ‘Mezzanine Equity’ in the accompanying unaudited condensed consolidated balance sheet. During the three months ended March 31, 2024, the Company paid to Toro a dividend amounting to $625,000 on the Series D Preferred Shares for the period from October 15, 2023 to January 14, 2024 and the accrued amount for the period from January 15, 2024 to March 31, 2024 (included in the dividend period ended April 14, 2024) amounted to $631,944.

11.	Financial Instruments and Fair Value Disclosures:

The principal financial assets of the Company consist of cash at banks, restricted cash, trade accounts receivable, accrued charter revenue, investments in listed equities, an investment in related party and amounts due from related party/(ies). The principal financial liabilities of the Company consist of trade accounts payable, accrued liabilities, amounts due to related party/(ies) and long-term debt.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, restricted cash, accounts receivable trade, net, amounts due from/to related party/(ies) and accounts payable: The carrying values reported in the accompanying unaudited condensed consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents and restricted cash, current are considered Level 1 items as they represent liquid assets with short term maturities. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current and is considered Level 1 item of the fair value hierarchy.

Investment in listed equity securities: The carrying value reported in the accompanying unaudited condensed consolidated balance sheet for this financial instrument represents its fair value and is considered Level 1 item of the fair value hierarchy as it is determined though quoted prices in an active market.

Long-term debt: The secured credit facilities discussed in Note 8, have a recorded value which is a reasonable estimate of their fair value due to their variable interest rate and are thus considered Level 2 items in accordance with the fair value hierarchy as SOFR rates are observable at commonly quoted intervals for the full terms of the loans.

Investment in related party: Investments in related party is initially measured at fair value which is deemed to be the cost and subsequently assessed for the existence of any observable market for the Series A Preferred Shares and any observable price changes for identical or similar investments and the existence of any indications for impairment. As per the Company’s assessment no such case was identified as at March 31, 2024.

Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
12.	Commitments and Contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed (except as disclosed under Note 12 (b)), or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

(a)  Commitments under long-term lease contracts

The following table sets forth the future minimum contracted lease payments to the Company (gross of charterers’ commissions), based on the Company’s vessels’ commitments to non-cancelable time charter contracts as of March 31, 2024. Non-cancelable time charter contracts include both fixed-rate time charters or charters linked to the Baltic Dry Index (“BDI”). For index linked contracts, contracted lease payments have been calculated using the BDI linked rate as measured at the commencement date.

In addition, certain of the variable-rate contracts have the option at the Company’s option to convert to a fixed rate for a predetermined period, in such cases where lease payments have been converted to a fixed rate, the minimum contracted lease payments for this period are calculated using the agreed converted fixed rate. The calculation does not include any assumed off-hire days.

Twelve-month period ending March 31,	Amount
2025	$18,435,733
Total	$18,435,733

(b) Claims

Following the buyers’ failure to take delivery of the M/V Magic Moon, as discussed in Note 12 to the consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report, Pikachu Shipping Co. (the “sellers” or the “owners”), a wholly owned subsidiary of the Company, terminated the sale of the vessel under the Memorandum of Agreement, dated March 23, 2023, between the sellers and the buyers (the “MoA”). Notably, the MoA required that the buyers deposit 10% of the purchase price into an escrow account administered by the escrow agent as security for completion of the transaction according to the terms and conditions set forth in the MoA and the buyers deposited $1,395,000 into such account prior to their breach of the MoA (the “Deposit”). The owners accordingly initiated arbitration proceedings during September 2023 for the release of and remittance to the owners of the $1,395,000 deposit held in escrow based on the owners’ position that the buyers’ failure to take delivery of the M/V Magic Moon constituted a default under the MoA. All the submissions on behalf of the Company were prepared, reviewed and filed with the London arbitrator, who on April 28, 2024 issued and on May 1, 2024 delivered his arbitration award in favor of the owners, awarding them the return of the Deposit subject to no appeal being filed by the buyers within 28 days from the day of the issuance of the award. In light of the fact that the arbitration process was not finalized as of March 31, 2024, the Company has followed the provisions of ASC 450-30-25-1 and has not recorded any expected gain on the sale of the M/V Magic Moon in its financial statements for the three month period ended March 31, 2024.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
In addition, the M/V Magic Moon was arrested on August 17, 2023 by the buyers to secure a claim before the Korean courts for the amount of $1,395,000, equal to the amount of the Deposit, and the owners paid a counter-security of $1,395,000 for the purpose of lifting the arrest of the vessel. The owners have applied to the Korean courts to decide the issue of the return of the counter-security to them. The Company has included the $1,395,000 in ‘Prepaid expenses and other assets’ in the accompanying unaudited condensed consolidated balance sheets for the three month period ended March 31, 2024 incurred in connection with the cash deposit made in 2023 by the owners for the purpose of lifting the arrest of the M/V Magic Moon. While the Company is unable to provide any assurances as to the ultimate outcome of the case, it believes it will prevail in its request from the courts in Korea to award to the owners the return of the counter-security.

It is possible that from time to time in the ordinary course of business the Company may be involved in legal proceedings or investigations, which could have an adverse impact on its reputation, business and financial condition and divert the attention of management from the operation of the business. However, the Company believes that the current legal proceedings are not expected to have a material adverse effect on its business, financial position or results of operations.

13.	Earnings Per Common Share:

Diluted earnings/(loss) per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. For the three months ended March 31, 2024 and 2023, the effect of the warrants outstanding during that period and as of that date, would be antidilutive, hence they were excluded from the computation of diluted earnings per share. For the purpose of calculating diluted earnings per common share, the weighted average number of diluted shares outstanding includes the conversion of outstanding Series D Preferred Shares (Note 10) calculated with the “if converted” method by using the average closing market price over the reporting period from January 1, 2024 to March 31, 2024.

The components of the calculation of basic and diluted earnings / (loss) per common share are as follows:

	Three months ended March 31,	Three months ended March 31,
	2023	2024
Net (loss)/income and comprehensive (loss)/income from continuing operations, net of taxes	(6,510,038)	22,331,746
Net income and comprehensive income from discontinued operations, net of taxes	17,339,332	—
Net income and comprehensive income	$10,829,294	$22,331,746
Less: Dividend on Series D Preferred Shares	—	(631,944)
Less: Deemed dividend on Series D Preferred Shares	—	(123,813)
Net income and comprehensive income available to common shareholders, basic	10,829,294	21,575,989
Dividend on Series D Preferred Shares	—	631,944
Deemed dividend on Series D Preferred Shares	—	123,813
Net income attributable to common shareholders, diluted	10,829,294	22,331,746

Weighted average number of common shares outstanding, basic	9,460,976	9,662,354
Effect of dilutive shares	—	10,901,769
Weighted average number of common shares outstanding, diluted	9,460,976	20,564,123

(Loss)/Earnings per common share, basic, continuing operations	$(0.69)	$2.23
(Loss)/Earnings per common share, diluted, continuing operations	$(0.69)	$1.09
Earnings per common share, basic, discontinued operations	$1.83	$—
Earnings per common share, diluted, discontinued operations	$1.83	$—
Earnings per common share, basic, Total	$1.14	$2.23
Earnings per common share, diluted, Total	$1.14	$1.09

14.	Total Vessel Revenues:

The following table includes the vessel revenues earned by the Company in each of the three-month periods ended March 31, 2023 and 2024, as presented in the accompanying unaudited interim condensed consolidated statements of comprehensive income:

	Three months ended March 31,	Three months ended March 31,
	2023	2024
Time charter revenues	24,468,970	20,390,247
Total Vessel revenues	$24,468,970	$20,390,247

During each of the three-month periods ended March 31, 2023 and 2024, the Company generated its revenues from time charters.

The Company typically enters into fixed rate or index-linked rate charters with an option to convert to fixed rate time charters ranging from one month to twelve months and in isolated cases on longer terms depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner protective restrictions discussed below. Time charter agreements may have extension options ranging from months, to sometimes, years. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carries only lawful and non-hazardous cargo.

From time to time, the Company’s dry bulk vessels are fixed on period charter contracts with the rate of daily hire linked to the average of the time charter routes comprising the respective indices for dry bulk vessels of the Baltic Exchange. Such contracts also carry an option for the Company to convert the index-linked rate to a fixed rate for a minimum period of three months and up to the maximum remaining duration of the charter contract, according to the average of the forward freight agreement curve of the respective Baltic index for the desired period, at the time of conversion. The index-linked contracts with conversion clause provide flexibility and allow the Company to either enjoy exposure in the spot market, when the rate is floating, or to secure foreseeable cash flow when the rate has been converted to fixed over a certain period.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
15.	Vessel Operating Expenses and Voyage Expenses:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Three months ended March 31,	Three months ended March 31,
Vessel Operating Expenses	2023	2024
Crew & crew related costs	5,937,987	4,267,132
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	2,862,901	1,913,788
Lubricants	796,155	427,649
Insurances	913,414	696,170
Tonnage taxes	235,212	198,412
Other	522,014	620,046
Total Vessel operating expenses	$11,267,683	$8,123,197

	Three months ended March 31,	Three months ended March 31,
Voyage expenses	2023	2024
Brokerage commissions	393,247	473,526
Brokerage commissions- related party	326,770	251,581
Port & other expenses	88,534	211,910
Bunkers consumption	402,131	126,230
Loss on bunkers	66,403	1,487
Total Voyage expenses	$1,277,085	$1,064,734

16.	General and Administrative Expenses:

General and administrative expenses are analyzed as follows:

	Three months ended March 31,	Three months ended March 31,
	2023	2024
Non-executive directors’ compensation	$18,000	$31,500
Audit fees	57,496	62,663
Professional fees and other expenses	309,168	1,035,887
Administration fees-related party (Note 4(a))	750,000	799,500
Total	$1,134,664	$1,929,550

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
17.	Interest and Finance Costs:

The amounts in the accompanying unaudited interim consolidated statements of comprehensive income are analyzed as follows:

	Three months ended March 31,	Three months ended March 31,
	2023	2024
Interest on long-term debt	$2,719,402	$1,775,602
Amortization and write-off of deferred finance charges	186,151	146,093
Other finance charges	182,526	111,562
Total	$3,088,079	$2,033,257

18.	Segment Information:

In late 2022, the Company acquired two containerships. As a result of the different characteristics of such containerships in relation to the Company’s other operating segments, the Company determined that, with effect from the fourth quarter of 2022, it operated in two reportable segments: (i) the dry bulk segment and (ii) the containership segment, each on a continued operations basis. The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker reviews the operating results and allocates capital within the Company. In addition, the transport of dry cargo commodities, which are carried by dry bulk vessels, has different characteristics to the transport of containerized products, which are carried by containerships. Furthermore, the nature of trade, as well as the trading routes, charterers and cargo handling, is different in the containership segment and the dry-bulk segment.

The table below presents information about the Company’s reportable segments as of and for the three months ended March 31, 2023 and 2024. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s unaudited interim condensed consolidated financial statements. Segment results are evaluated based on income from operations.

	Three months ended March 31,			Three months ended March 31,
	2023			2024
	Dry bulk segment	Container ship segment	Total	Dry bulk segment	Container ship segment	Total
- Time charter revenues	$21,031,930	$3,437,040	$24,468,970	$17,247,214	$3,143,033	$20,390,247
Total vessel revenues	$21,031,930	$3,437,040	$24,468,970	$17,247,214	$3,143,033	$20,390,247
Voyage expenses (including charges from related party)	(1,109,565)	(167,520)	(1,277,085)	(907,286)	(157,448)	(1,064,734)
Vessel operating expenses	(9,708,905)	(1,558,778)	(11,267,683)	(6,851,407)	(1,271,790)	(8,123,197)
Management fees to related parties	(1,665,000)	(166,500)	(1,831,500)	(1,243,346)	(179,452)	(1,422,798)
Depreciation and amortization	(4,553,307)	(1,259,156)	(5,812,463)	(2,477,106)	(1,378,726)	(3,855,832)
Gain on sale of vessels	—	—	—	7,893,530	—	7,893,530
Segments operating income	$3,995,153	$285,086	$4,280,239	$13,661,599	$155,617	$13,817,216
Interest and finance costs			(2,941,420)			(1,957,338)
Interest income			660,541			844,587
Foreign exchange losses			(55,082)			(3,096)
Less: Unallocated corporate general and administrative expenses			(1,134,664)			(1,929,550)
Less: Corporate Interest and finance costs			(146,659)			(75,919)
Less: Corporate Interest income			138,423			631,002
Less: Corporate exchange losses			(6,496)			(48,911)
Dividend income on equity securities			313,716			834,900
Dividend income from related party			97,222			353,889
(Losses) / Gains on equity securities			(7,692,952)			9,928,255
Net income and comprehensive income from continuing operations, before taxes			$(6,487,132)			$22,395,035
Net income and Comprehensive income from discontinued operations, before taxes			17,513,269			—
Net income and Comprehensive income, before taxes			11,026,137			22,395,035

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
18.	Segment Information (continued):

A reconciliation of total segment assets to total assets presented in the accompanying unaudited interim consolidated balance sheets of December 31, 2023 and March 31, 2024, is as follows:

	As of December 31, 2023	As of March 31, 2024
Dry bulk segment	$259,759,770	$213,961,698
Containership segment	46,202,603	44,176,844
Cash and cash equivalents (1)	103,822,505	152,898,080
Prepaid expenses and other assets (1)	195,257,101	208,497,443
Total consolidated assets	$605,041,979	$619,534,065

(1)	Refers to assets of other, non-vessel owning, entities included in the unaudited interim condensed consolidated financial statements.

19.	Subsequent Events:

(a)
Compliance with Nasdaq Capital Market Listing Requirements: On April 11, 2024, following the completion of the 1-for-10 reverse stock split discussed herein, the Company received a written confirmation from Nasdaq that it had regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the Minimum Bid Price of the Company’s stock.

(b)
Dividend on Series D Preferred Shares:  On April 15, 2024, the Company paid to Toro a dividend (declared on March 27, 2024) amounting to $625,000 on the Series D Preferred Shares for the dividend period from January 15, 2024 to April 14, 2024.

(c)
Warrants tender offer: On April 22, 2024, the Company commenced a tender offer (the “Offer”) to purchase all of its outstanding April 7 Warrants at a price of $0.105 per warrant, net to the seller in cash, without interest. Payments made pursuant to the Offer will be rounded down to the nearest whole cent. The April 7 Warrants are exercisable in the aggregate into 1,033,077 of the Company’s common shares at an exercise price per warrant share of $55.30. The Offer will expire at the end of the day, 5:00 P.M., Eastern time, on May 31, 2024, unless extended.

(d)
Sale of the M/V Magic Nebula: On April 18, 2024, the Company completed the previously announced sale of the M/V Magic Nebula described in Note 7 by delivering the vessel to its new owners. Following completion of the sale, Hamburg Commercial Bank entered into a deed of partial release on April 18, 2024 with respect to the M/V Magic Nebula, releasing and discharging the underlying borrower and all securities created over the M/V Magic Nebula in full, after the settlement by the Company of the outstanding balance of $7.3 million due under the $40.75 million term loan facility.

(e)
Sale of the M/V Magic Vela: On May 1, 2024, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Vela for a gross sale price of $16.4 million. The vessel is expected to be delivered to its new owners during the second quarter of 2024. The Company expects to record during the second quarter of 2024 a net gain of approximately $2.7 million, excluding any transaction-related costs.

(f)	Sale of the M/V Magic Venus: On May 10, 2024, the Company completed the previously announced sale of the M/V Magic Venus by delivering the vessel to its new owners. Please refer to Note 4 and Note 7.